

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Fatima Khan
Chief Executive Officer
Intelligent Cloud Resources Inc.
2602 Innisfil Road
Mississauga, ON L5M 4H9
Canada

> **Re:** **Intelligent Cloud Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 28, 2015**
> **File No. 333-202294**

Dear Ms. Khan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 25, 2015.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1.   We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company. In this regard, we specifically note your statement in your prospectus that "neither [y]our website nor any other application has been developed to the point that [you] can describe specifically its nature or its scope." You have also not determined prices for your products. In addition, the activities you describe in your prospectus are those that you intend or plan to engage in. Moreover, your assets consisting of $991 in cash and amounts due to shareholders and related parties may be considered nominal assets. Based on these factors, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 24, to indicate that you may be a shell company. Your revisions should disclose the unavailability of Rule 144.

Risk Factors

Our future success is dependent…, page 10

2.   We note the revisions made in response to prior comment 15. Please add a risk factor discussing the limited number of hours your CFO, Mr. Saeed, will devote to your business on a weekly basis or advise.

Certain Relationships and Related Transactions, page 31

3.   We note that Ms. Kahn and Mr. Saeed collectively owe an aggregate amount of $3,375 to the company. Please advise how these existing debts comply with Section 13(k) of the Exchange Act.

Signature, page 37

4.   We note your response to prior comment 24. Your registration statement appears to only be signed by officers on behalf of the registrant. In your following amendment, please include the signatures of Ms. Kahn and Mr. Saeed in their individual capacities. Refer to Instruction 1 to the Signatures page of Form S-1.

        Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                Sincerely,

                                /s/ Matthew Crispino

                                Matthew Crispino
                                Staff Attorney

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.